

December 16, 2014

<u>Via E-mail</u>
Mr. Colin Marshall
Chief Executive Officer
Cloud Peak Energy, Inc.
505 S. Gillette Ave.
Gillette, WY 82716

Re: **Cloud Peak Energy, Inc.**
          Form 10-K for the Year Ended December 31, 2013
          Filed February 14, 2014
          File No. 001-34547

Dear Mr. Marshall:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Selected Financial Data, page 50

Selected Consolidated Financial and Other Data, page 51

1.   We note in your non-GAAP disclosures on page 54 that your reconciliation to EBITDA includes an adjustment for accretion, which is in addition to what the acronym suggests. In future filings, please exclude the accretion adjustment from EBITDA. As an alternative, you could either revise your presentation to change the title of this non-GAAP measure or include the accretion adjustment in your reconciliation to Adjusted EBITDA. See Question 103.01 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures. Please tell us how you plan to revise your disclosures and provide us with a draft based on the current year's disclosure.

Form 10-Q for the Quarter Ended September 30, 2014

Item 1. Financial Statements, page 1

Notes to Unaudited Condensed Consolidated Financial Statements, page 4

Note 8. Tax Agreement Liability, page 11

2.   We note that you entered into an acceleration and release agreement with Rio Tinto in August 2014 whereby you agreed to pay Rio Tinto $45.0 million to terminate your undiscounted Tax Receivable Agreement ("TRA") liability of $103.6 million at the date of signing, which resulted in a pre-tax gain of $58.6 million during the third quarter of 2014. Please advise us of the following:

- Tell us whether this gain resulted from the application of the Early Termination Rate (i.e. discount rate) to determine the value of the Early Termination Payment under Section 4.03(b) of the TRA, from significant changes in assumptions used to determine the Projected Tax Benefit Schedule for purposes of the Early Termination Payment, or both.

- Tell us why you recorded the TRA liability as undiscounted prior to settlement given the Company's apparent ability to terminate the TRA at any time (Section 4.01(a)), and the application of the Early Termination Rate (i.e. discount rate) to determine the value of the Early Termination Payment (Section 4.03(b)).

- To the extent that you previously recorded the TRA liability as undiscounted by analogy to ASC 740-10-05-07 or 740-10-30-8, tell us why you believe that the obligation to Rio Tinto (3rd party) under the TRA represented an income tax or deferred tax.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding the financial statements and related matters. Please contact me with any other questions.

Sincerely,

/s/Tia. L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining